UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Plan Year ended December 31, 2015

Commission File Number 1-5828

Savings Plan of Carpenter Technology Corporation
Effective January 1, 2012
(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION
(Name of issuer of the securities held pursuant to the plan)

P.O. Box 14662
Reading, Pennsylvania, 19610
(Address of principal executive office of the issuer)

  Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm on the
Financial Statements and Supplementary Schedule

To the Participants and Administrator of
the Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Carpenter Technology Corporation Effective January 1, 2012 (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Wyomissing, Pennsylvania
June 20, 2016

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Investments, at fair value:
Registered investment companies	$56,349,611	$49,248,285
Interest in Carpenter Technology Master Trust Fund	6,283,073	6,314,858
Total investments	62,632,684	55,563,143
Notes receivable from participants	2,474,064	1,748,699
Net assets reflecting investments at fair value	65,106,748	57,311,842
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(48,894)	(125,737)
Net assets available for benefits	$65,057,854	$57,186,105

See accompanying notes to financial statements.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Investment (loss) income:
Net depreciation in fair value of registered investment companies	$(2,451,196)
Interest in Carpenter Technology Master Trust Fund loss	(131,676)
Dividends	2,119,815
Total investment (loss)	(463,057)
Interest income on notes receivable from participants	84,078
Contributions:
Participant	5,761,064
Participant rollover	1,189,766
Employer	6,690,364
Total contributions	13,641,194
Transfers in	300,401
Benefits paid to participants	(5,668,084)
Administrative expenses	(22,783)
Net increase in net assets available for benefits	7,871,749
Net assets available for benefits, beginning of year	57,186,105
Net assets available for benefits, end of year	$65,057,854

See accompanying notes to financial statements.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
Notes to Financial Statements
December 31, 2015 and 2014

1.  Description of the Plan

The following description of the Savings Plan of Carpenter Technology Corporation Effective January 1, 2012 (the “Plan”) provides general information.  A more complete description of the Plan’s provisions can be found in the plan document, which is available to participants upon request from Carpenter Technology Corporation, or any participating affiliate (collectively referred to as the “Company”).

General

The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic non-union employees of the Company hired or rehired after December 31, 2011.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Retirement Plan Committee is responsible for the oversight of the Plan. The Audit/Finance Committee determines the appropriateness of the Plan's investment offerings, monitors investment performance and reports to the Retirement Plan Committee.

Contributions

Each year, participants may contribute up to 100% of annual compensation on a pre-tax basis, and up to 100% of annual compensation on an after-tax basis, as defined by the plan document.  The combined contributions cannot exceed 100% of annual compensation on both a pre-tax and after-tax basis.  Participants who have attained age 50 before the end of the plan year are eligible to make “catch-up contributions”, which are additional pre-tax contributions.  Participants may also contribute amounts representing rollover distributions from other qualified pension plans.  Participant contributions to the Plan are recorded in the period that payroll deductions are made from the participants.  The Company contributes an amount equal to 3% of each employee’s base pay, as well as a matching contribution of up to 6% of each employee’s base pay, as defined by the plan document.  Participants direct the investment of all contributions into various investment options offered by the Plan.  Contributions are subject to certain Internal Revenue Service ("IRS") limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution on behalf of the participant and an allocation of plan earnings based on account balances, as defined.  When applicable, participants are charged transaction fees. Participants invested in the Carpenter Technology Stock Fund are charged an administrative fee based on the fund balance.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All contributions and plan earnings thereon are immediately and fully vested and non-forfeitable.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
Notes to Financial Statements
December 31, 2015 and 2014

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the amount of the highest outstanding loan balance on any plan loan during the preceding twelve months, or 50% of their vested account balance minus the current outstanding balance on any other plan loan.  Terms range from one to five years for a general purpose loan, and one to ten years for a primary residence loan.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 5.50% at December 31, 2015, which represents the Prime Rate on the last business day of the month preceding the month in which the loan was distributed plus 1%.  Principal and interest are paid ratably through bi-weekly or semi-monthly payroll deductions.

Payment of Benefits

Benefits paid to participants include participant withdrawals and participant distributions.  Participant withdrawals are withdrawals taken while an active employee of the Company and include hardship withdrawals, non-hardship withdrawals, and withdrawals after age 59½.  Participant withdrawals are subject to certain restrictions as defined by the plan document.  Upon termination of service due to death, disability, retirement, or other reasons, participants are eligible to receive a lump sum distribution.  A participant may elect to defer such distribution provided the account balance is at least $5,000.  The total distribution of benefits to all separated participants must occur by April 1st of the year following the year in which the participant attains age 70½.  The payment of benefits from the Carpenter Technology Stock Fund is made in shares of Carpenter Technology Corporation (the “Plan Sponsor”) common stock or cash, at the participant’s option.  All other payments of benefits are made in cash.

Transfers

Transfers represent transfers to or from one or more other qualified benefit plans of the Plan Sponsor as a result of participant transfers between companies of the Plan Sponsor or other such events that may result in a change of plan eligibility.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  A portion of the Plan’s assets are invested in fully benefit-responsive investment contracts through its investment in the Standish Mellon Stable Value Fund within the Carpenter Technology Master Trust Fund (“Master Trust”).

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
Notes to Financial Statements
December 31, 2015 and 2014

The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for a detailed discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net depreciation and interest in Master Trust loss include the gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent notes receivable are recorded as distributions based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

Administrative Expenses

The Plan’s assets are administered under a contract with The Vanguard Group (the “Trustee”).  The Trustee invests funds received from contributions, investment sales, interest and dividend income and makes benefit payments to participants.  Transaction fees and certain administrative fees are paid by the participant.  The remaining administrative fees are netted against investment income in the Statement of Changes in Net Assets Available for Benefits.  All other fees are paid by the Company and are excluded from these financial statements.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
Notes to Financial Statements
December 31, 2015 and 2014

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification 820. ASU 2015-07 is effective for the Plan for years beginning after December 15, 2015 with early adoption permitted. Management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit- Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient ("ASU 2015-12").

Part I of the accounting standards update requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II of this update requires that investments (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation (depreciation) in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III of the update permits plans to measure investments and investment-related accounts (e.g., a liability for a pending trade with a broker) as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The amendments within Parts I and II require retrospective application; whereas, the amendments within Part III should be applied prospectively. Management is currently evaluating the impact of the pending adoption of ASU 2015-12 on the Plan’s financial statements.
3.  Fair Value Measurements

The Plan measures its investments in registered investment companies at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under authoritative guidance are described as follows:

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
Notes to Financial Statements
December 31, 2015 and 2014

Level 1 Inputs – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 Inputs – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs – Unobservable inputs for the asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

Registered Investment Companies:  Valued at closing price reported on the active market on which the individual funds are traded.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price, and are considered to be actively traded.

Master Trust:

Carpenter Technology Stock Fund - Valued at closing price of the Plan Sponsor’s common stock as reported on the active market on which the securities are traded.

Standish Mellon Stable Value Fund – Valued at the NAV of units of the fund.  This fund invests in high credit quality fixed income securities within contracts that are intended to minimize market volatility and guaranteed investment contracts (“GICs”) issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds and money market securities.  There are no unfunded commitments or significant redemption restrictions.  The NAV is valued based on the fair value of the underlying assets which consists of short-term investment funds, Traditional GICs, Fixed Maturity Synthetic GICs and Constant Duration Synthetic GICs as follows:

•	Short-term investment funds are valued based on quoted market values reported on active markets on which the individual securities are traded.

•
Traditional GICs are unsecured, general account obligations of insurance companies backed by the general account assets of the insurance company that writes the investment contract. The fair values for traditional GICs are calculated using the present value for the contract’s future cash flows discounted by comparable duration market rates.

•
Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The fair values of the book value wrap contracts are not considered material to the overall valuation of the underlying contracts.  The underlying assets consist of bond funds, U.S. Government securities, mortgage backed securities and other securities.  The fair values for fixed maturity GICs are calculated using the sum, of all the underlying assets market values based on market values reported on active markets on which the individual securities are traded.  However, the individual contracts are not actively traded.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
Notes to Financial Statements
December 31, 2015 and 2014

•
Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio.  The fair values of the book value wrap contracts are not considered material to the overall valuation of the underlying contracts.  The underlying assets consist of bond funds, U.S. Government securities, mortgage backed securities and asset backed securities.  The fair values for constant duration synthetic GICs are determined by reference to the net asset values reported by the investment managers holding the funds.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014.  Information for the Plan’s investment in the Master Trust can be found in Note 5.

2015	Level 1
Registered investment companies:
Balanced funds	$36,315,337
Bond funds	2,229,023
Domestic equity funds	13,250,784
International equity funds	3,526,969
Money market fund	1,027,498
Total investments excluding plan interest in Master Trust, at fair value	$56,349,611

2014	Level 1
Registered investment companies:
Balanced funds	$31,086,970
Bond funds	2,199,969
Domestic equity funds	11,977,691
International equity funds	3,267,257
Money market fund	716,398
Total investments excluding plan interest in Master Trust, at fair value	$49,248,285

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
Notes to Financial Statements
December 31, 2015 and 2014

4.  Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2015	2014
Vanguard Target Retirement 2030 Fund	$6,243,277	$5,604,993
Vanguard Target Retirement 2035 Fund	$5,109,328	$4,249,143
Vanguard Target Retirement 2020 Fund	$4,929,546	$5,112,160
Vanguard Target Retirement 2025 Fund	$4,553,034	$3,632,672
Vanguard Institutional Index Fund	$4,015,902	$3,678,818
Vanguard Target Retirement 2040 Fund	$3,890,380	$3,218,163
Vanguard Target Retirement 2045 Fund	$3,357,985	*

* does not represent 5% of investments for this year

5.  Investment in the Master Trust

The Master Trust holds certain investments of the Plan Sponsor’s participating plans, which include the Plan, the Savings Plan of Carpenter Technology Corporation, the Savings Plan of Amega West Services, LLC, and the Latrobe Steel Company Voluntary Investment Program.  The Master Trust maintains a separate account for each of the participating Plans’ assets and liabilities held.  As of December 31, 2015 and 2014, the Plan’s undivided interest in the net assets of the Master Trust was 6.3% and 5.2%, respectively.

The Master Trust is invested in two funds – the Carpenter Technology Stock Fund and the Standish Mellon Stable Value Fund.

Carpenter Technology Stock Fund:  The Carpenter Technology Stock Fund holds investments in the common stock of the Plan Sponsor.

Standish Mellon Stable Value Fund:  This fund is invested in fully benefit-responsive investment contracts.  There were no reserves against contract value for credit risk of the underlying investments of the fund.  The crediting interest rate was based on a formula agreed upon with the various issuers.  The fully benefit-responsive investments had minimum crediting interest rates, which reset periodically.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
Notes to Financial Statements
December 31, 2015 and 2014

Certain events limited the ability to transact at contract value with the various issuers.  Such events included the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Company does not believe that any events which would limit the plan’s ability to transact at contract value with participants are probable of occurring.

The underlying fully benefit-responsive investment contracts did not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates.

Average Yields of Standish Mellon Stable Value Fund:	2015	2014
Based on actual earnings	2.20%	2.11%
Based on interest rate credited to participants	2.26%	2.18%

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
Notes to Financial Statements
December 31, 2015 and 2014

The total assets of the Master Trust were as follows as of December 31, 2015 and 2014:

	2015		2014
Investments, at fair value:
Standish Mellon Stable Value Fund
Transamerica Premier Life	$19,775,053	*	$19,522,692	*
Voya Ret Insurance & Annuity Co (MCA 60410)	18,665,374	*	18,427,136	*
Prudential (GA-62204)	18,700,415	*	18,419,106	*
United of Omaha (SDGA-20882)	7,156,381	*	—
Bank of New York Mellon	3,597,307		5,204,335
United of Omaha (SVW-14979)	2,003,681		10,407,020	*
Prudential (GA-62222)	1,286,799		2,535,735
Total Standish Mellon Stable Value Fund	71,185,010		74,516,024
Carpenter Technology Corporation Stock Fund	27,679,030	*	46,632,102	*
Assets in Master Trust reflecting investments at fair value	98,864,040		121,148,126
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(618,580)		(1,581,148)
Net assets in Master Trust	$98,245,460		$119,566,978

* represents 5% or more of investments

	2015		2014
Plan interest in Master Trust, at fair value	$6,283,073		$6,314,858
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(48,894)		(125,737)
Plan interest in Master Trust	$6,234,179		$6,189,121

The total investment (loss) income of the Master Trust for the year ended December 31, 2015 was as follows:

Net depreciation in fair value of investments:
Carpenter Technology Corporation Stock Fund	$(17,124,045)
Interest and dividends:
Standish Mellon Stable Value Fund	1,316,552
Carpenter Technology Corporation Stock Fund	676,239
Total investment (loss)	$(15,131,254)

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
Notes to Financial Statements
December 31, 2015 and 2014

The change in the total assets of the Master Trust for 2015 was as follows:

Investment (loss) income:
Net depreciation in fair value of investments	$(17,124,045)
Interest and dividends	1,992,791
Total investment (loss)	(15,131,254)
Net transfers	(6,190,264)
Net decrease	(21,321,518)
Net assets available for benefits, beginning of year	119,566,978
Net assets available for benefits, end of year	$98,245,460

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2015 and 2014

2015	Level 1	Level 2	Total
Carpenter Technology Stock Fund	$27,679,030	$—	$27,679,030
Standish Mellon Stable Value Fund
Short-term investment funds	3,597,307	—	3,597,307
Traditional GICs	—	3,290,480	3,290,480
Fixed maturity synthetic GICs:
Corporate bonds	—	1,215,890	1,215,890
U.S. Government securities	—	5,113,566	5,113,566
Mortgage backed securities	—	645,065	645,065
Other securities	—	181,860	181,860
Constant duration synthetic GICs:
Corporate bonds	—	31,964,051	31,964,051
U.S. Government securities	—	8,448,879	8,448,879
Mortgage backed securities	—	9,809,302	9,809,302
Asset backed securities	—	6,918,610	6,918,610
Total Standish Mellon Stable Value Fund	3,597,307	67,587,703	71,185,010
Total Carpenter Technology Master Trust	$31,276,337	$67,587,703	$98,864,040

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
Notes to Financial Statements
December 31, 2015 and 2014

2014	Level 1	Level 2	Total
Carpenter Technology Stock Fund	$46,632,102	$—	$46,632,102
Standish Mellon Stable Value Fund
Short-term investment funds	5,204,335	—	5,204,335
Traditional GICs	—	2,535,735	2,535,735
Fixed maturity synthetic GICs:
Corporate bonds	—	1,365,925	1,365,925
U.S. Government securities	—	6,892,035	6,892,035
Mortgage backed securities	—	1,572,733	1,572,733
Other securities	—	576,327	576,327
Constant duration synthetic GICs:
Corporate bonds	—	31,479,496	31,479,496
U.S. Government securities	—	8,357,786	8,357,786
Mortgage backed securities	—	9,728,179	9,728,179
Asset backed securities	—	6,803,473	6,803,473
Total Standish Mellon Stable Value Fund	5,204,335	69,311,689	74,516,024
Total Carpenter Technology Master Trust	$51,836,437	$69,311,689	$121,148,126
6.  Related Party and Party-in-Interest Transactions

Certain of the Plan’s investments are managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions.  Additionally, the Plan issues loans to participants, which are secured by the participants’ account balances.  These transactions qualify as party-in-interest.  Fees paid by the Plan in 2015 to the Trustee for investment management services related to these funds totaled $19,707.

The Carpenter Technology Stock Fund held in the Master Trust at December 31, 2015 is invested in shares of the Plan Sponsor, therefore these transactions qualify as related party and party-in-interest transactions.  Fees paid to the Trustee by the Plan in 2015 for investment management services related to this fund totaled $279.  In addition, total purchases and sales, at market value, for 2015 were $731,635 and $214,040 respectively.  The Carpenter Technology Stock Fund included 21,685 and 7,901 of equivalent shares with a share price of $30.27 and $49.25 as of December 31, 2015 and 2014, respectively.

Certain administrative functions of the Plan are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

7.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will remain fully vested in their accounts.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
Notes to Financial Statements
December 31, 2015 and 2014

8.  Tax Status

The request for a determination letter for the Plan was filed in January 2016.  Although the Plan has not received a determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and total investment loss per the financial statements to the Form 5500:

	December 31, 2015	December 31, 2014
Net assets available for benefits at contract value, per the financial statements	$65,057,854	$57,186,105
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	48,894	125,737
Net assets available for benefits at fair value, per the Form 5500	$65,106,748	$57,311,842

	Year Ended December 31, 2015
Investment (loss), per the financial statements	$(463,057)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(76,843)
Investment (loss), per the Form 5500	$(539,900)

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Schedule of Assets (Held at End of Year)	EIN: 23-0458500
Form 5500 - Schedule H - Line 4(i)	PN: 027
December 31, 2015

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Current Value
	Registered Investment Companies:
	American Funds	American Funds EuroPacific Growth Fund; Class R-6	$2,245,137
	Dodge & Cox	Dodge & Cox Stock Fund	1,609,667
	Prudential	Prudential Total Return Bond Fund; Class Q	1,303,151
	T. Rowe Price	T. Rowe Price Inst Large Cap Growth Fund; Inst Class	2,967,176
*	Vanguard	Vanguard Institutional Index Fund	4,015,902
*	Vanguard	Vanguard Mid-Cap Index Fund; Institutional Shares	1,470,033
*	Vanguard	Vanguard Prime Money Market Fund	1,027,498
*	Vanguard	Vanguard Small-Cap Index Fund; Institutional Shares	790,684
*	Vanguard	Vanguard Target Retirement 2010 Fund	1,010,605
*	Vanguard	Vanguard Target Retirement 2015 Fund	1,237,967
*	Vanguard	Vanguard Target Retirement 2020 Fund	4,929,546
*	Vanguard	Vanguard Target Retirement 2025 Fund	4,553,034
*	Vanguard	Vanguard Target Retirement 2030 Fund	6,243,277
*	Vanguard	Vanguard Target Retirement 2035 Fund	5,109,328
*	Vanguard	Vanguard Target Retirement 2040 Fund	3,890,380
*	Vanguard	Vanguard Target Retirement 2045 Fund	3,357,985
*	Vanguard	Vanguard Target Retirement 2050 Fund	1,766,614
*	Vanguard	Vanguard Target Retirement 2055 Fund	2,887,896
*	Vanguard	Vanguard Target Retirement 2060 Fund	376,970
*	Vanguard	Vanguard Target Retirement Income	951,735
*	Vanguard	Vanguard Total Bond Market Index Fund; Admiral Shares	925,872
*	Vanguard	Vanguard Total International Stock Index Fund; Inst Shares	1,281,832
	Wasatch Computer Tech	Wasatch Core Growth Fund; Institutional Class Shares	2,397,322
	Total Registered Investment Companies		$56,349,611
*	Participant Loans	Loans to Participants - Interest rate range 4.25 - 5.50%	$2,474,064
	Total		$58,823,675
Note: Cost information not included because all investments are participant-directed
*	indicates Party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012
(Name of Plan)

Date: June 20, 2016	/s/ Damon J. Audia
Damon J. Audia
Senior Vice President and
Chief Financial Officer

(Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm